FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	KPMG Buys 3,500 BlackBerry 10 Smartphones and Migrates to BlackBerry Enterprise Service 10	2.

Document 1

  NEWS RELEASE
October 16, 2013

KPMG Buys 3,500 BlackBerry 10 Smartphones and Migrates to BlackBerry Enterprise Service 10

Milan, Italy - October 16th 2013 – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that KPMG in Italy has purchased 3,500 new BlackBerry® 10 smartphones and is migrating to BlackBerry’s new Enterprise Mobility Management (EMM) solution, BlackBerry® Enterprise Service 10.

BlackBerry 10 is the platform of choice for long time customer KPMG – one of the leading international consulting firms – which decided to upgrade their entire mobile fleet in Italy. KPMG professionals will be able to work and share information securely with their customers and colleagues, while also being able to enjoy personal apps and a rich consumer experience on the same smartphone.

“Every day our professionals need to share confidential information and need a reliable smartphone with strong security, and the flexibility to meet different working needs,” said Davide Grassano, IT Lead Partner at KPMG Milan. “With BlackBerry 10 we have found the best solution in terms of usability, security, connectivity and price. The BlackBerry solution allows our users to have access to shared files and other internal resources, while also working to prevent the accidental leakage of business documents and attachments.”

With features like BlackBerry® Balance™ technology, which keeps corporate information separated and secure from personal content, customers can access the corporate resources they need, and effortlessly switch  the profile on their BlackBerry 10 smartphone to enjoy the full consumer experience, including access to personal apps, multimedia, the Internet and public social networks. KPMG employees can also benefit from built-in productivity features such as Documents To Go™, which lets employees view and edit Microsoft® Word, Excel® and PowerPoint® documents on the go, or use their BlackBerry 10 smartphone’s HDMI connection to make presentations to clients.

“Security, usability and cost effectiveness are at the heart of the BlackBerry 10 solution. The combination of BlackBerry Enterprise Service 10 and BlackBerry 10 smartphones delivers a breakthrough platform that combines state-of-the-art security with a powerful new mobile computing experience,” said Alberto Acito, Managing Director, for South East Europe at BlackBerry. “Customers understand the value and benefits of our offering and this is why more than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have already been installed globally, including within many of the world’s top organizations.”

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
BlackBerry
Cinzia Liguori
Mobile: 3404531627
Email: cliguori@blackberry.com

APCO Worldwide (PR agency for BlackBerry)
Emilio Fabio Torsello
Mobile: +39.366.452.75.15
Email: etorsello@apcoworldwide.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 16, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO